December 4, 2007

Gary Newberry

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-0405

RE:

Dejour Enterprises Ltd.

File No. 001-33491

Dear Mr. Newberry:

In regards to your letter dated November 20, 2007 in response to Dejour’s 20-F Amendment #1, I acknowledge on behalf of Dejour that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  Mathew Wong

Mathew Wong

Chief Financial Officer

Dejour Enterprises Ltd.